UNIT PURCHASE AGREEMENT

This Unit Purchase Agreement, dated as of December 19, 2024 (this "**Agreement**"), is between LandBridge Company LLC, a Delaware limited liability company ("**Company**"), and LandBridge Holdings LLC, a Delaware limited liability company ("**Holder**"). Company and Holder are sometimes individually referred to herein as a "**Party**" and collectively referred to herein as the "**Parties**".

RECITALS

WHEREAS, as of the date hereof, Holder is the record and beneficial owner of 55,726,603 units representing membership interests ("**Units**") in DBR Land Holdings LLC, a Delaware limited liability company ("**OpCo**"), and a corresponding 55,726,603 Class B Shares (as defined below);

WHEREAS, the Parties desire to effect a transaction in which Company will purchase (the "**Purchase**") from Holder the Subject Units (as defined below) on the terms and subject to the conditions set forth herein;

WHEREAS, immediately following the Purchase, Company shall cancel, for no consideration, an aggregate number of Class B Shares held by Holder equal to the aggregate number of Subject Units hereunder; and

WHEREAS, Company and Holder agree that the Purchase contemplated hereby is being effected in lieu of the exercise by Holder of its redemption rights described in Section 3.6 of the Amended and Restated Limited Liability Company Agreement of OpCo, dated as of July 1, 2024 (as amended, the "**LLC Agreement**"), and the exercise by Company of its right of Cash Election (as defined in the LLC Agreement) described in Section 3.6 of the LLC Agreement, using a portion of the proceeds received by Company from the sale of Company's Class A shares representing limited liability company interests in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to those certain Common Shares Purchase Agreements, each dated November 18, 2024, by and among Company and the other parties thereto.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, the Parties hereto further approve and consent to the transactions contemplated hereby.

Article I. THE TRANSACTIONS

Company hereby confirms its agreements with Holder as follows:

Section 1. *Purchase, Sale and Delivery of the Subject Units*.

(a) *The Subject Units*. Upon the terms and subject to the conditions set forth herein, Holder hereby sells and Company hereby purchases from Holder 2,498,751 Units (the "**Subject Units**") at a price of $60.03 per Subject Unit for an aggregate purchase price of $150,000,053.00. Such aggregate purchase price is being paid contemporaneously herewith by Company to Holder by wire transfer of immediately available funds to an account provided by Holder to Company, less applicable private placement fees. In connection with the Purchase, Company shall cancel a number of Company's Class B shares representing limited liability company interests (the "**Class B Shares**") held by Holder equal to the number of Subject Units (the "**Subject Class B Shares**") for no consideration. Holder authorizes Company and OpCo to record and reflect the purchase of the Subject Units and the cancellation of the Subject Class B Shares in their respective corporate records.

(b)   *Tax Treatment of the Purchase*. Company and Holder agree for U.S. federal income tax purposes and for purposes of any applicable state income tax laws that incorporate or follow U.S. federal income tax principles, to treat the Purchase of the Subject Units as a taxable purchase and sale of the Subject Units to which Section 741 of the Internal Revenue Code of 1986, as amended (the "**Code**"), applies. Company and Holder agree to file all income tax returns consistent with the tax treatment described in this Section 1(d), and none of them shall take any tax position inconsistent with such tax treatment unless otherwise required by a final "determination" (as defined in Section 1313(a) of the Code).

(c)   *Payment of Expenses*. Company and Holder agree that Company will pay all legal fees and other expenses of Holder in connection with the transactions contemplated by this Agreement.

Article II.   REPRESENTATIONS AND WARRANTIES

Section 2.   *Representations of the Parties.*

(a)   *Representations of Holders*. Holder represents and warrants to, and agrees with, Company that:

i.   *Title to Securities*. Holder has valid and unencumbered title to the Subject Units and full right, power and authority to enter into this Agreement and to sell, assign, transfer and deliver the Subject Units to be delivered by Holder hereunder; and upon the delivery of and payment for the Subject Units hereunder Company will acquire valid and unencumbered title to the Subject Units to be delivered by Holder.

ii.   *Absence of Further Requirements*. No consent, approval, authorization, or order of, or filing or registration with, any person (including any governmental agency or body or any court) is required to be obtained or made by Holder for the consummation of the transactions contemplated by this Agreement in connection with the sale of the Subject Units, except (x) filings by such Holder with the U.S. Securities and Exchange Commission (the "**SEC**") in connection with such sale, (y) such as have been obtained, or made, or (z) those that would not reasonably be expected, individually or in the aggregate, to have a material adverse effect.

iii.   *No Conflicts*. The execution, delivery and performance by Holder of this Agreement, and the sale of the Subject Units will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which Holder is a party or by which Holder is bound or to which any property or asset of Holder is subject, except as otherwise would not reasonably be expected, individually or in the aggregate, to have a material adverse effect, (ii) result in any violation of the provisions of the certificate of formation or limited liability company agreement or similar organizational documents of Holder or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except as otherwise would not reasonably be expected, individually or in the aggregate, to have a material adverse effect.

iv.   *Authorization of Agreement*. This Agreement has been duly authorized, executed and delivered by Holder.

v.   *Organization and Good Standing*. Holder has been duly organized and is validly existing and in good standing under the laws of its jurisdiction of organization.

(b)   *Representations of Company*.

i.   *Authorization of Agreement.* Company has full right, power and authority to enter into this Agreement and to purchase all of the Subject Units. This Agreement has been duly authorized, executed and delivered by Company.

ii.   *Absence of Further Requirements*. No consent, approval, authorization, or order of, or filing or registration with, any person (including any governmental agency or body or any court) is required to be obtained or made by Company for the consummation of the transactions contemplated by this Agreement in connection with the purchase of the Subject Units, except (x) filings by Company with the SEC in connection with such sale, (y) such as have been obtained, or made, or (z) those that would not reasonably be expected, individually or in the aggregate, to have a material adverse effect.

iii.   *No Conflicts*. The execution, delivery and performance by Company of this Agreement, and the purchase of the Subject Units will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which Company is a party or by which Company is bound or to which any property or asset of Company is subject, except as otherwise would not reasonably be expected, individually or in the aggregate, to have a material adverse effect, (ii) result in any violation of the provisions of the certificate of formation or limited liability company agreement or similar organizational documents of Company or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except as otherwise would not reasonably be expected, individually or in the aggregate, to have a material adverse effect.

iv.   *Organization and Good Standing*. Company has been duly organized and is validly existing and in good standing under the laws of its jurisdiction of organization.

Article III.   MISCELLANEOUS

Section 3.   *Notices*. All communications hereunder shall be in writing and shall be mailed, hand delivered or e-mailed and confirmed to the parties hereto as follows:

If to Company:

LandBridge Company LLC
5555 San Felipe Street, Suite 1200
Houston, Texas 77056
Email: Harrison Bolling
Attn: harrison.bolling@h2obridge.com

If to Holder:

LandBridge Holdings LLC

5555 San Felipe Street, Suite 1200
Houston, Texas 77056
Email: Harrison Bolling
Attn: harrison.bolling@h2obridge.com

Any party hereto may change the address for receipt of communications by giving written notice to the other party.

Section 4.   *Successors and Assigns*. This Agreement will inure to the benefit of and be binding upon the parties hereto, and in each case their respective successors and assigns, and no other person will have any right or obligation hereunder. The term "successors" shall not include any purchaser of Units from Holder merely by reason of such purchase. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Party.

Section 5.   *Partial Unenforceability*. The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

Section 6.   *Governing Law Provisions*. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED IN THAT STATE. Company and Holder hereby irrevocably and unconditionally (i) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in any federal court of the District of Delaware or the Chancery Court of the State of Delaware (each, a "**Delaware Court**"), and not in any other state or federal court in the United States of America or any court in any other country, (ii) consent to submit to the exclusive jurisdiction of a Delaware Court for purposes of any action or proceeding arising out of or in connection with this Agreement, (iii) waive any objection to the laying of venue of any such action or proceeding in a Delaware Court, and (iv) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in a Delaware Court has been brought in an improper or inconvenient forum.

Section 7.   *General Provisions*. This Agreement may be executed in two or more counterparts, each one of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The Section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

Section 8.   *Recitals Part of Agreement*. The Recitals set forth on the first page of this Agreement are and shall be deemed material and operative provisions of this Agreement and are hereby incorporated and made part of this Agreement with the same force and effect as if fully repeated herein.

[*Signature pages follow*.]

N WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

LANDBRIDGE COMPANY LLC

By: /s/ Jason Long _____
Name: Jason Long
Title: Chief Executive Officer

HOLDER

LANDBRIDGE HOLDINGS LLC

By: /s/ Jason Long _____
Name: Jason Long
Title: Chief Executive Officer